UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              Cyanotech Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    232437103
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                                 (CUSIP Number)

                                 Donald M. Lowry
                            CNA Financial Corporation
                CNA Plaza, Chicago, Illinois 60685 (312)822-5158
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                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                February 28, 1996
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             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
 .
   ----
Check the following box if a fee is being paid with the statement .
                                                                 ------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP No. 232437103
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1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  LOEWS CORPORATION
  I.R.S. Identification No. 13-2646102
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)/   /
                                                                   (b)/ X /
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3 SEC USE ONLY
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4 SOURCE OF FUNDS*
  WC
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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) OR 2(e)                                                  /   /
  N/A
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6 CITIZENSHIP OR PLACE OF ORGANIZATION
  Delaware
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                 7 SOLE VOTING POWER
                   0
                 ------------------------------------------------------------
                 8 SHARED VOTING POWER
  NUMBER OF        183,486 shares of Common Stock directly; 3,408,641
   SHARES          shares of Common Stock assuming conversion of Series A and C
BENEFICIALLY       Preferred Stock (See Item 5)
  OWNED BY      -------------------------------------------------------------
    EACH         9 SOLE DISPOSITIVE POWER
 REPORTING         0
   PERSON       -------------------------------------------------------------
    WITH        10 SHARED DISPOSITIVE POWER
                   183,486 shares of Common Stock directly; 3,408,641
                   shares of Common Stock assuming  conversion of Series A and C
                   Preferred Stock (See Item 5)
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11 AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON 183,486 shares
   of  Common  Stock  directly;   3,408,641  shares  of  Common  Stock  assuming
   conversion of Series A and C Preferred Stock (See Item 5)
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /  /
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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   2.0%,  27.8% assuming  conversion of Series A and C Preferred Stock (See Item
5)
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14 TYPE OF REPORTING PERSON
   HC
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

SCHEDULE 13D
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CUSIP No. 232437103
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1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  CNA FINANCIAL CORPORATION
  I.R.S. Identification No. 36-6169860
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)/   /
                                                                   (b)/ X /
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3 SEC USE ONLY
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4 SOURCE OF FUNDS*
  WC
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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) OR 2(e)                                                   /   /
  N/A
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6 CITIZENSHIP OR PLACE OF ORGANIZATION
  Delaware
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               7 SOLE VOTING POWER
                 0
              ---------------------------------------------------------------
               8 SHARED VOTING POWER
  NUMBER OF      183,486 shares of Common Stock directly; 3,408,641
   SHARES        shares of Common Stock assuming conversion of Series A and C
BENEFICIALLY     Preferred Stock (See Item 5)
  OWNED BY    ---------------------------------------------------------------
   EACH        9 SOLE DISPOSITIVE POWER
 REPORTING       0
  PERSON      ---------------------------------------------------------------
   WITH       10 SHARED DISPOSITIVE POWER
                 183,486 shares of Common Stock directly; 3,408,641
                 shares of Common Stock  assuming  conversion  of Series A and C
                 Preferred Stock (See Item 5)
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11 AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON 183,486 shares
   of  Common  Stock  directly;   3,408,641  shares  of  Common  Stock  assuming
   conversion of Series C Preferred Stock (See Item 5)
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /  /
-----------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   2.0%, 27.8% assuming conversion of Series C Preferred Stock (See Item 5)
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14 TYPE OF REPORTING PERSON
   HC
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

SCHEDULE 13D
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CUSIP No. 232437103
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1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  The Continental Corporation
  I.R.S. Identification No. 13-2610607
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /   /
                                                                  (b) / X /
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3 SEC USE ONLY
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4 SOURCE OF FUNDS*
  WC
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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) OR 2(e)                                                  /   /
  N/A
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6 CITIZENSHIP OR PLACE OF ORGANIZATION
  New York
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                 7 SOLE VOTING POWER
                   0
                -------------------------------------------------------------
                 8 SHARED VOTING POWER
 NUMBER OF         183,486 shares of Common Stock directly; 3,408,641
  SHARES           shares of Common Stock assuming conversion of Series A and C
BENEFICIALLY       Preferred Stock (See Item 5)
 OWNED BY       -------------------------------------------------------------
  EACH           9 SOLE DISPOSITIVE POWER
REPORTING          0
 PERSON        -------------------------------------------------------------
  WITH          10 SHARED DISPOSITIVE POWER
                   183,486 shares of Common Stock directly; 3,408,641
                   shares of Common Stock assuming  conversion of Series A and C
                   Preferred Stock (See Item 5)
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11 AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON 183,486 shares
   of  Common  Stock  directly;   3,408,641  shares  of  Common  Stock  assuming
   conversion of Series A and C Preferred Stock (See Item 5)
-----------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/   /
-----------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   2.0%, 27.8% assuming conversion of Series C Preferred Stock (See Item 5)
-----------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
   HC
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

SCHEDULE 13D
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CUSIP No. 232437103
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1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Firemen's Insurance Company of Newark, New Jersey
  I.R.S. Identification No. 22-1721950
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)/   /
                                                                   (b)/ X /
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3 SEC USE ONLY
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4 SOURCE OF FUNDS*
  WC
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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) OR 2(e)                                                  /   /
  N/A
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6 CITIZENSHIP OR PLACE OF ORGANIZATION
  New Jersey
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                 7 SOLE VOTING POWER
  NUMBER OF        0
   SHARES       -------------------------------------------------------------
BENEFICIALLY     8 SHARED VOTING POWER
 OWNED BY 3,225,155 shares of Common Stock assuming  conversion of EACH Series A and C Preferred Stock (See Item 5)
 REPORTING      -------------------------------------------------------------
  PERSON         9 SOLE DISPOSITIVE POWER
   WITH            0
                -------------------------------------------------------------
                10 SHARED DISPOSITIVE POWER
                   3,225,155  shares  of Common  Stock  assuming  conversion  of
                   Series A and C Preferred Stock (See Item 5)
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   3,225,155 shares of Common Stock assuming conversion of Series A and C Preferred Stock (See Item 5)
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/  /
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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   26.3%
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14 TYPE OF REPORTING PERSON
   IC
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

SCHEDULE 13D
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CUSIP No. 232437103
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1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  National-Ben Franklin Insurance Company of Illinois
  I.R.S. Identification No. 13-2611663
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /   /
                                                                  (b) / X /
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3 SEC USE ONLY
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4 SOURCE OF FUNDS*
  WC
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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) OR 2(e)                                                  /   /
  N/A
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6 CITIZENSHIP OR PLACE OF ORGANIZATION
  Illinois
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                 7 SOLE VOTING POWER
  NUMBER OF        0
   SHARES       -------------------------------------------------------------
BENEFICIALLY     8 SHARED VOTING POWER
 OWNED BY          183,486 shares of Common Stock
   EACH         -------------------------------------------------------------
 REPORTING       9 SOLE DISPOSITIVE POWER
  PERSON           0
   WITH         -------------------------------------------------------------
                10 SHARED DISPOSITIVE POWER
                   183,486 shares of Common Stock
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   183,486 shares of Common Stock
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/   /
-----------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   2.0%
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14 TYPE OF REPORTING PERSON
   IC
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

                                  SCHEDULE 13D
                                   relating to
                              CYANOTECH CORPORATION



Item 4.  Purpose of Transaction.
         ----------------------

The Shares were, and are, included in the investment portfolio of Firemen's and National-Ben.

Except as otherwise stated in this Item 4, neither Loews, CNA, Continental, Firemen's nor National-Ben has any plans or proposals with respect to the Issuer that relate or that could result in any of the transactions specified in clauses
(a) through (j) of Item 4 of Schedule 13D, although CNA, Continental, Firemen's and National-Ben (jointly, the "Insurance Companies") expect that each of them will review their respective positions from time to time and may make changes. In addition, the Insurance Companies expect that each of them will from time to time review their respective investment positions in the Issuer and may, depending upon market conditions or other factors existing at the time of such review, increase or decrease their respective positions. In this connection, the Insurance Companies have recently given active consideration to disposing of some or all of the 183,486 Shares held directly by National-Ben.

From time to time, executives in CNA's investment portfolio operation have had discussions with senior executives of the Issuer. Among other things such individuals have discussed with the Issuer, the Issuer's financial structure and working capital needs.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

(a)(i) National-Ben is the beneficial owner of 183,486 Shares, representing approximately 2.0% of the total number of Shares outstanding, as calculated in the manner set forth in Regulation 13D-G.*

(ii) Firemen's beneficially owns 1,250,000 shares of the Series C Preferred Stock, which are convertible into 250,000 Shares. Assuming conversion of all of the Series A Preferred Stock, Fireman's beneficially would own 2.7% of the total number of Shares outstanding, as calculated in the manner set forth in Regulation 13D-G.*

(ii) Firemen's beneficially owns 595,031 shares of the Series C Preferred Stock, which are convertible into 2,975,155 Shares. Assuming conversion of all of the Series C Preferred Stock, Firemen's beneficially would own 24.0% of the total number of Shares outstanding, as calculated in the manner set forth in Regulation 13D-G.*

(iii) Continental owns 100% of the outstanding common stock of both National-Ben and Firemen's, and therefore, may be deemed to be the beneficial owner of the 3,408,641 Shares beneficially owned by National-Ben and Firemen's, or 27.8% of the total number of Shares outstanding, as calculated in the manner set forth in Regulation 13D-G.*

(iv) CNA owns 100% of the outstanding common stock of Continental and therefore, may be deemed to be the beneficial owner of the 3,408,641 Shares beneficially owned by Continental, or 27.8% of the total number of Shares outstanding, as calculated in the manner set forth in Regulation 13D-G.*

(v) Loews owns 84% of the outstanding common stock of CNA and therefore, may be deemed to be the beneficial owner of the 3,408,641 Shares benenficially owned by CNA, or 27.8% of the total number of Shares outstanding, as calculated in the manner set forth in Regulation 13D-G.*

To the best of the respective knowledge of Loews, CNA, Continental, Firemen's and National-Ben, no director or executive officer of Loews, CNA, Continental, Firemen's or National-Ben beneficially owns any Shares.

-------------------
* Based on the number of Shares outstanding on June 22, 1995 as reported by the Issuer.

Item 6.  Contracts, Arrangements, Understandings or Relationships with
                     Respect to Securities of the Issuer.
         -------------------------------------------------------------

To the best knowledge of Loews, CNA, Continental, Fireman's and National-Ben, the only contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to those types enumerated in Item 6 of Schedule 13D except for 1) a Stockholders Agreement dated as of May 17, 1993 by and among Gerald R. Cysewski, Firemen's (as successor in interest to Continental), National-Ben, Gerald A. Sherlock, Eva R. Reichl and the Issuer (the "Stockholders Agreement") which was previously filed as an Exhibit and 2) Cyanotech Corporation Preferred Stock Conversion and Registration Rights Agreement. The Stockholders Agreement, in pertinent part, (a) limits the number of directors to six, (b) permits Eva R. Reichl to nominate one director and (c) requires the parties to the Stockholder Agreement to vote for such director. The Cyanotech Corporation Preferred Stock Conversion and Registration Rights Agreement, in pertinent part, reinstates the convertibility feature of the Series A Preferred Stock and requires such conversion upon an initial public offering of Shares, so long as the initial public offering occurs by September 30, 1996.

Item 7.  Material to Be Filed as Exhibits.
         --------------------------------

The following items are filed as Exhibits to this Schedule 13D:

Exhibit 4 - The Cyanotech Corporation Preferred Stock Conversion and Registration Rights Agreement

SIGNATURE
                                   ---------

The undersigned certifies that after reasonable inquiry and to the best of his knowledge and belief, the information set forth in this Statement is true, complete and correct.

                                             CNA FINANCIAL CORPORATION
                                             -------------------------
                                             (Registrant)


                                             BY:/S/ Donald M. Lowry
                                                ----------------------
                                                Donald M. Lowry
                                                Senior Vice President,
                                                Secretary and General
                                                Counsel

Dated:  March 6, 1996